Exhibit 99.1

Letter to Shareholders of Brera Holdings PLC
(d/b/a Solmate Infrastructure)

DUBLIN--(BUSINESS WIRE)--Brera Holdings PLC (Nasdaq: SLMT) (the "Company" or "Solmate Infrastructure"), today issued the following letter from Ron Sade, Chief Executive Officer and Keren Maimon, Board Member:

Dear Shareholders,

Last Thursday morning, we announced significant personal investments into Solmate.

We invested because we genuinely believe in where this Company is going and in the opportunity ahead of us.

The financial system is changing. Digital assets, tokenization, and blockchain infrastructure are becoming increasingly integrated into global capital markets, and we believe Solana is positioned to become one of the core technologies behind that shift.

Our goal is simple: to build Solmate into a leading institutional gateway to the Solana ecosystem.

While the Company holds digital assets in connection with its operations, we also intend to build real infrastructure across staking, validation, RPC services, colocation, and digital asset operations designed for institutions that want serious exposure to the ecosystem through a public Company structure.

We believe Solmate is uniquely positioned to execute on this opportunity.

Our base in Abu Dhabi gives us a strong strategic position as the UAE continues establishing itself as a global hub for digital assets and next-generation financial infrastructure. Combined with our growing relationships across the Solana ecosystem and broader institutional market, we believe the foundation we are building is extremely powerful.

As of December 31, 2025, the Company had Total Assets of approximately $193 million1, and we believe it is well-positioned to serve as a bridge between institutional capital and one of the fastest-growing regulated digital asset markets globally.

Over the past several weeks, we also made major operational changes inside the Company:

●	executive compensation is now directly aligned with shareholder performance,

●	operating costs were significantly reduced,

●	and the Company is now fully focused on long-term execution and growth.

Today’s investment reflects our conviction in our ability to execute.

We are actively evaluating additional strategic partnerships, infrastructure opportunities, and SOL treasury initiatives as we continue building the Company.

The next few months are going to be very exciting for Solmate as we continue executing on our roadmap and sharing additional updates with the market.

We’re just getting started.

Sincerely,
Ron Sade Chief Executive Officer
Keren Maimon, Board Member

Solmate Infrastructure PLC Nasdaq: SLMT

[1]	Total assets of €164,339 (in thousands), as of December 31, 2025, using a conversion ratio of €1.00 = $1.1750, were approximately $193,098 (in thousands).

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-based crypto infrastructure company with a strategic focus on Abu Dhabi. The company creates value by working with its partners to build infrastructure and real hardware for the crypto revolution. Its cutting-edge Solana staking infrastructure will help drive the adoption of the network in the Middle East. Backed by Ark Invest, RockawayX, Pulsar Group and other UAE and international investors, Solmate Infrastructure expects to process Solana transactions faster, more efficiently and more profitably than other companies. www.solmate.com.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s strategic direction and operating plans; its ability to execute on cost reduction initiatives and maintain capital discipline; its plans to expand institutional infrastructure, including validator, staking, RPC, colocation and related technology services; its ability to strengthen institutional relationships and enhance market understanding of the Company’s value; its ability to develop investor-facing tools and improve transparency; its ability to diversify risk and allocate capital effectively; the Company’s positioning as a preferred gateway for institutional investors across the Middle East and Asia; the anticipated benefits of relationships with strategic partners, including the Pulsar Group and the Solana Foundation; the Company’s expectations regarding its financial performance, asset base, and long-term growth; and the Chief Executive Officer’s and Board member targets and objectives. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond the Company’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, the Company’s ability to execute its growth strategy; the outcome of the Nasdaq Hearings Panel process; market conditions, regulatory changes, operational challenges, and other risks and uncertainties described under “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025, as amended on May 28, 2025, and in subsequent filings with the SEC, available at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contacts

Investors
John Ragozzino Jr., CFA
Solmate@icrinc.com